SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BORD FAILTE STATISTICS CONFIRM TRAFFIC FALLS AT IRISH AIRPORTS

Ryanair today (Thursday, 20th November 2008) drew attention to the Bord Failte release of passenger statistics to/from the Republic of Ireland for the month of October 2008, which shows a continuing decline in air and ferry traffic to/from Ireland, with total air traffic down 1%, compared to October 2007, whilst total ferry traffic has collapsed by 15%, compared to October 2007.

Ryanair said that these traffic declines, which first became evident in September, will increase significantly this Winter, as more flights and services are cut from Dublin Airport, in response to the DAA's high and increasing monopoly airport charges. Ferry passengers, which account for less than 10% of the overall market, are now in freefall, collapsing by 15% on the same month last year. Air traffic which has begun to decline for the first time in 15 years, will see an accelerated rate of decline this Winter as a result of the DAA's high and unjustified airport charges, and a further precipitous decline in 2009 when the Government launches its crazy tourist tax under which visitors to Ireland will be charged a €10 tax for the privilege of leaving the island.

Ryanair's Stephen McNamara said:

"These are the first traffic declines that Ireland has seen for over 15 years. The era of low fare traffic and tourism growth is now over, and this decline will turn into a collapse this Winter, as traffic and tourism is turned off visiting Ireland by the DAA's high airport charges and the Government's crazy tourism tax. The only way to develop and grow our tourism business is to lower costs and no taxes and yet the Irish Government is doing exactly the opposite through its DAA airport monopoly and its crazy tourist tax. Only two other countries in Europe (the UK and Holland) have previously introduced this air passenger tax. Both have suffered sudden and steep declines in air passenger numbers, and it is inevitable that Ireland will suffer a similar fate in 2009. The Government cannot grow travel or tourism by taxing it. This didn't work in the 1970's and 1980's and it won't work in 2009 either.

"We applaud the Belgian Government, who had proposed a similar visitor tax in Belgium, but has since had the good sense in this recession to abandon these plans to tax tourists and visitors. We call on the Irish Government to do likewise before the traffic declines which have already emerged in recent months turn into a collapse this Winter and next Spring on the back of higher Government airport monopoly charges, and this crazy tourist tax which will make Ireland less competitive for potential visitors and will devastate traffic and tourism on and off the island of Ireland in 2009".

Ends.                                   Thursday, 20th November 2008

For further information

please contact:

Stephen McNamara          Pauline McAlester
Ryanair Ltd                       Murray Consultants
Tel: +353-1-8121212         Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 November 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director